As filed with the Securities and Exchange Commission on May 23, 2007
Registration No. 333-142770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NEUROCHEM INC.
(Exact name of Registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
275 Armand-Frappier Boulevard
Laval, Québec H7V 4A7, Canada
(450) 680-4500
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Richard Cherney, Esq.	David Skinner, Esq.	Bonnie J. Roe, Esq.
Davies Ward Phillips & Vineberg LLP	Neurochem Inc.	Scott M. Tayne, Esq.
1501, avenue McGill College	275 Armand-Frappier Boulevard	Davies Ward Phillips & Vineberg LLP
Montréal, Québec H3A 3N9, Canada	Laval, Québec H7V 4A7, Canada	625 Madison Avenue, 12th Floor
(514) 841-6400	(450) 680-4500	New York, NY 10022
(212) 588-5500

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box):

A.	☑	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☐	At some future date (check the appropriate box below)

	1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus that has been filed under legislation in all provinces of Canada that permits certain information about these Common Shares to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these Common Shares.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This short form prospectus constitutes a public offering of these Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Common Shares. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Neurochem at 275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7 telephone (450) 680-4500. For the purposes of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Neurochem at the above-mentioned address and telephone number.
SHORT FORM BASE SHELF PROSPECTUS DATED MAY 23, 2007
Secondary Offering
NEUROCHEM INC.
21,375,968 Common Shares
This prospectus relates to the periodic resale of common shares (the “Common Shares”) of Neurochem Inc. (“Neurochem,” the “Company,” or “we”) issuable upon conversion of the Senior Convertible Notes (as defined herein) and the Junior Convertible Notes (as defined herein), upon exercise of the Warrants (as defined herein) and as damages for failure to deliver Common Shares upon conversion of the Senior Convertible Notes and the Junior Convertible Notes as further described herein, in Canada and the United States by the Selling Shareholders (as defined herein) during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. See “Our Business — Recent Developments  Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”. In connection with the private placement of the Notes (as defined herein) and Warrants, we entered into a Registration Rights Agreement (as defined herein) with the Selling Shareholders. The Registration Rights Agreement requires us to initially register such number of Common Shares as is equal to 150% of the number of Common Shares issuable upon conversion of the Notes and exercise of the Warrants at the time we file the registration statement of which this prospectus is a part and to thereafter maintain registration of such number of Common Shares as is equal to 135% of the number of Common Shares that may be issuable at any particular time. Because the conversion prices of the Notes and exercise price of the Warrants may be adjusted downward over their respective terms (including to below the US$6.00 minimum conversion prices of the Notes if we should issue other securities at, or with a conversion or exercise price less than, the minimum conversion price), and to avoid having to file any additional registration statement if required, we have elected to register 21,375,968 Common Shares, which is equal to 135% of the number of Common Shares issuable under the Notes, assuming a US$6.00 conversion price of the Notes, and 150% of the number of Common Shares issuable upon exercise of the Warrants. However, if all of the Notes were to be converted and the Warrants exercised as of the date of this prospectus, 12,881,200 Common Shares would be issuable, using a conversion price of US$6.4661 for the Senior Convertible Notes, representing the lesser of US$12.68 and the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding the date hereof. Such amount exceeds the amount of Common Shares that we may issue without shareholder approval. See “Risk Factors” and “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”. Neurochem has agreed in the Registration Rights Agreement to bear all fees and expenses in connection with the registration and sale of the Common Shares by the Selling Shareholders. See “Plan of Distribution”. The Common Shares are listed on The Nasdaq Global Market (“NASDAQ”) under the symbol “NRMX” and on the Toronto Stock Exchange (“TSX”) under the symbol “NRM.” The TSX has conditionally approved the listing of 9,694,832 Common Shares in connection with the Notes and the Warrants, being 24.9% of the issued and outstanding Common Shares of Neurochem at April 27, 2007, subject to our fulfilling their requirements by no later than May 11, 2007. On May 22, 2007, the last trade of the Common Shares on NASDAQ was at US$7.16 per share and the closing price on the TSX was CDN$7.69 per share.
All shelf information permitted under securities legislation to be omitted from this base shelf prospectus will be contained in one or more shelf prospectus supplements that will be delivered to purchasers together with the base shelf prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Common Shares to which the prospectus supplement pertains.
It is not possible at the present time to determine the price to the public in any sale of the Common Shares by the Selling Shareholders as the Common Shares may be offered in negotiated transactions or otherwise, at varying prices determined at the time of the sale or at negotiated prices. In addition, the Common Shares may be offered from time to time through ordinary brokerage transactions on NASDAQ or the TSX. See “Plan of Distribution”.
We will not receive any of the proceeds from the resale of the Common Shares by any of the Selling Shareholders. We will, however, receive the proceeds from exercise of the Warrants, except in connection with any cashless exercise thereof.
The Common Shares may be sold through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Selling Shareholders. A prospectus supplement will set out the names of any underwriters, dealers, agents or Selling Shareholders involved in the sale of the Common Shares, the amounts, if any, to be purchased by underwriters, the plan of distribution for the Common Shares, including the proceeds to Neurochem from exercise of Warrants, if any, the amounts and prices at which the Common Shares are sold and the compensation of such underwriters, dealers or agents.
Certain risk factors should be considered by prospective investors in connection with an investment in the Common Shares. See “Risk factors.”
Neither the Securities and Exchange Commission of the United States (the “SEC”) nor any state securities regulator has approved, disapproved or otherwise passed upon the Common Shares offered hereby or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
Neurochem is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Neurochem prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States (“US GAAP”). A supplemental Note to Neurochem’s audited consolidated financial statements sets forth the principal differences between Canadian GAAP and US GAAP as they relate to Neurochem’s business.
The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because Neurochem is incorporated under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus are Canadian residents, and most of Neurochem’s assets and the assets of said persons are or may be located outside the United States.
All of the Selling Shareholders are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or reside outside of Canada. Although each of the Selling Shareholders has appointed Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6, as its agent for service of process in Canada, it may not be possible for investors to collect from the Selling Shareholders judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation. In the event that the Notes or the Warrants are transferred to a transferee, such transferee, as a selling shareholder will be required to appoint Goodmans LLP at 250 Yonge Street, Suite 2400, Toronto, Ontario M5B 2M6, or another person based in Canada, as its agent for service of process in Canada.
Owning the Common Shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.
No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. Neurochem has not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Neurochem is offering to sell its Common Shares and seeking offers to buy its Common Shares only in the jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in this prospectus is accurate only as at the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Common Shares.

ii

Glossary
Except where the context requires otherwise, the following terms as used in this prospectus have the meanings assigned to them below.
“AA amyloidosis” means Amyloid A amyloidosis;
“AD” means Alzheimer’s disease;
“Affiliates” means, collectively, Neurochem (International) Limited, a Swiss corporation, Neurochem Holdings Limited, a Swiss corporation, Neurochem Luxco I S.A.R.L., a Luxembourg corporation, Neurochem Luxco II S.A.R.L., a Luxembourg corporation, Neurochem Luxco I S.C.S. a Luxembourg limited partnership, Neurochem U.S. LLC, a Delaware limited liability company (each individually sometimes referred to herein as an “Affiliate”);
“AIF” has the meaning ascribed thereto under “Documents incorporated by reference”;
“CAA” means Cerebral Amyloid Angiopathy;
“Canadian GAAP” means Canadian generally accepted accounting principles;
“Centocor” means Centocor, Inc., a subsidiary of Johnson & Johnson;
“Common Shares” means the Common Shares of the capital of Neurochem Inc.;
“Company,” “Neurochem,” “we,” “us” and “our” mean or refer to Neurochem Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates;
“Conversion Failure Shares” has the meaning ascribed thereto under “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”;
“EMEA” means the European Medicines Agency;
“ELOC” means the equity line of credit facility described in our AIF;
“FDA” means the United States Food and Drug Administration;
“Junior Convertible Notes” means an aggregate principal amount of US$40,000,000 5% senior subordinate convertible notes of the Company due May 3, 2012, issued on May 2, 2007, pursuant to the Securities Purchase Agreement;
“MAA” means marketing authorization application;
“NASDAQ” means the Nasdaq Global Market;
“National Instrument 44-102” means National Instrument 44-102 — Shelf Distributions of the Canadian securities administrators;
“NDA” means new drug application;
“Notes” means the Junior Convertible Notes and the Senior Convertible Notes, collectively;
“Offering” means any offering of Common Shares made pursuant to this prospectus and any supplement(s) hereto during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid;
“Preferred Shares” means the preferred shares in the capital of Neurochem Inc.;
“Registration Rights Agreement” means the registration rights agreement dated as of May 1, 2007, by and between Neurochem and the Selling Shareholders;
“SEC” means the United States Securities and Exchange Commission;
“Securities Exchange Act” means the United States Securities Exchange Act of 1934;
“Securities Purchase Agreement” means the Securities Purchase Agreement dated as of May 1, 2007, by and between Neurochem and the Selling Shareholders;
“Selling Shareholders” has the meaning ascribed thereto under “Selling Shareholders”;
“Senior Convertible Notes” means an aggregate principal amount of US$40,000,000 6% senior convertible notes of the Company due May 3, 2027, issued on May 2, 2007, pursuant to the Securities Purchase Agreement;
“TSX” means the Toronto Stock Exchange;

“US GAAP” means generally accepted accounting principles of the United States;
“US Securities Act” means the United States Securities Act of 1933; and
“Warrants” means the Common Share warrants of the Company issued May 2, 2007, pursuant to the Securities Purchase Agreement.

Risk factors
Investing in our Common Shares involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus and the documents incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment. Any reference in this section to our “products” includes a reference to our product candidates and future products we may develop.
RISKS RELATED TO US AND OUR BUSINESS
We have a history of losses, and we have not generated any product sales revenue to date. We may never achieve or maintain profitability.
Our potential product candidates are still only in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of March 31, 2007, we had an accumulated deficit of approximately CDN$321.4 million or US$278.8 million. Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders’ equity. We do not expect to generate any significant revenues from product sales in the immediate future, and our expenses are likely to increase as we continue to expand our research and development and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. We may never commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss.
We do not have the required approvals to market any of our product candidates, and we do not know if we will ever receive such approvals.
None of our product candidates has received regulatory approval for commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and such jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time consuming and entails significant uncertainty. The New Drug Application filing process for the first of our product candidates was completed in April, 2006, and only in relation to the FDA. See “Our business — Recent developments.” Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.
Our clinical trials may not yield results which will enable us to obtain regulatory approval for our products.
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. The FDA has indicated to us that if it grants marketing approval for eprodisate (KIACTA™), such approval will need to be supplemented by complementary clinical studies aimed at specific matters, including QT cardiac status clinical studies. Unfavourable data from those studies could result in withdrawal of marketing approval. In addition, the FDA has requested additional supporting information, including clinical data, in connection with the approval process for eprodisate (KIACTA™) and on April 11, 2007 notified us that it had decided to extend its review period by three months to July 16, 2007. On April 19, 2007, we announced that the database for our North American Phase III for tramiprosate (ALZHEMED™) clinical trial had been locked and that adjustments to our initial statistical model for analysis of the results of that trial would be necessary. See “Our business — Recent developments.” Clinical trials are lengthy, complex, expensive and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. Further, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.
Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:
➢	must meet the requirements of these authorities;

Risk factors
➢	must meet requirements for informed consent; and
➢	must meet requirements for good clinical practices.
We may not be able to comply with these requirements in respect of one or more of our product candidates.
We rely on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fails to perform with the speed and level of competence we expect.
If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of our clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of the Common Shares to decline.
If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.
Clinical trials for our product candidates require that we identify and enrol a large number of patients with the disorder under investigation. We may not be able to enrol a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrolment is a function of many factors including:
➢	design of the protocol;
➢	the size of the patient population;
➢	eligibility criteria for the study in question;
➢	perceived risks and benefits of the drug under study;
➢	availability of competing therapies;
➢	efforts to facilitate timely enrolment in clinical trials;
➢	patient referral practices of physicians; and
➢	availability of clinical trial sites.
If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
A setback in any of our clinical trials would likely cause a drop in the price of the Common Shares.
We have completed a Phase II/III clinical trial of eprodisate (KIACTA™ — formerly FIBRILLEX™) and have initiated two Phase III clinical trials of tramiprosate (ALZHEMED™). Study data for the Phase II/III clinical trial of eprodisate (KIACTA™) was released in the second quarter of 2005. With respect to the results of the Phase II/III clinical trial, the primary efficacy analysis consisted of a stringent pre-specified p-value of 0.01, which was not met. On April 19, 2007, we announced that the database for our North American Phase III for tramiprosate (ALZHEMED™) clinical trial had been locked and that adjustments to our initial statistical model for analysis of the results of that trial would be necessary. See “Our business — Recent developments”. Setbacks in any phase of the clinical development of our product candidates would have an adverse financial impact (including with respect to our collaboration agreement and distribution agreement with Centocor) could jeopardize FDA or EMEA approval and would likely cause a drop in the price of our Common Shares. The FDA issued an approvable letter for eprodisate (KIACTA™) in August, 2006. See “Our business — Recent developments.” Moreover, because tramiprosate (ALZHEMED™) and tramiprosate (CEREBRIL™) are the same compound targeted at different indications, a failure in the development of either of these product candidates could have a negative impact on the development of the other.
Even if we obtain regulatory approvals for our product candidates, we will be subject to stringent ongoing government regulation.
Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. For example, the FDA has indicated to us that if it grants marketing approval for eprodisate (KIACTA™), such approval will need to be supplemented by complementary clinical studies aimed at specific matters, including QT cardiac status clinical studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.
We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice (“GMP”) regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of

Risk factors
records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.
If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.
If our products do not gain market acceptance, we may be unable to generate significant revenues.
Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including:
➢	demonstration of clinical effectiveness and safety;
➢	the advantages and disadvantages of our products relative to alternative treatments;
➢	the availability of acceptable pricing and adequate third-party reimbursement; and
➢	the effectiveness of marketing and distribution methods for the products.
If our products do not gain market acceptance among physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.
We may not achieve our projected development goals in the time frames we announce and expect.
We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.
If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to generate revenues will be diminished.
Our ability to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favourable reimbursement rates for our products.
In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.
If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.
Competition in our targeted markets is intense, and development by other companies could render our products or technologies non-competitive.
The biopharmaceutical industry is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors are developing and testing products and technologies that would compete with the products that we are developing. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific,

Risk factors
marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.
We may not obtain adequate protection for our products through our intellectual property.
Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including Neurochem, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting products, which may not confer the same protection as compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.
Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.
In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.
We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.
As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.
We may infringe the intellectual property rights of others.
Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.
The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We are aware of, and have reviewed, third party patents relating to the treatment of amyloid related diseases, and we believe that our product candidates do not infringe any valid claim of these patents, although there can be no assurances of this. In the event of infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.

Risk factors
Patent litigation is costly and time consuming and may subject us to liabilities.
Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities.
We may not obtain trademark registrations.
The Company has filed applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. KIACTA™ is a trademark of Centocor. We do not believe that any of these current trademarks is critical to the success of the product candidate to which it relates, and we intend to file applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademarks will be registered in the United States or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. During the summer of 2006, the trademark KIACTA™ and not FIBRILLEX™ was accepted by the FDA. In addition, pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to their opposition to our trademark application for ALZHEMED™ in the United States, we agreed not to register ALZHEMED™ in the United States and elsewhere except for Canada, Switzerland, China, Japan, South Korea and Taiwan.
We will require significant additional financing, and we may not have access to sufficient capital.
We will require additional capital to pursue planned clinical trials, regulatory approvals, as well as further research and development and marketing efforts for our product candidates. Except as expressly described in this prospectus and the documents incorporated by reference herein, we do not anticipate generating significant revenues from operations in the near future, and we have no committed sources of capital, except pursuant to the ELOC facility.
Although the ELOC facility provides that we can require the counterparty to purchase, at our election and subject to certain terms and conditions, up to US$60 million of Common Shares, there can be no assurances that we will be able to satisfy the closing conditions applicable to us under the facility. In addition, each advance under the ELOC is limited in that we cannot issue more than 4.9% of our issued and outstanding Common Shares in any one drawdown. The ELOC will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Common Shares are de-listed from NASDAQ unless the Common Shares are listed at such time on a trading market and such de-listing is in connection with a subsequent listing on another trading market, (ii) the Corporation is subject to a change of control transaction, or (iii) the Corporation suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Corporation may terminate the securities purchase agreement entered into in connection with the ELOC upon five trading days’ notice (i) if Cityplatz shall fail to fund a properly noticed drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least US$25,000,000 under the ELOC. Either party may terminate the securities purchase agreement upon five trading days’ notice if the volume-weighted average price of the Common Shares is below US$5 for more than 30 consecutive trading days, as adjusted. We have agreed with the Selling Shareholders not to draw on the ELOC until the six-month anniversary of the closing of the private placement of Notes and Warrants described herein. See “Our business — Recent developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”.
We intend to attempt to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favourable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those Common Shares could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.
We anticipate that our existing working capital, including the proceeds from the sale of the Notes and Warrants, access to the ELOC facility and anticipated revenues will be sufficient to fund our development programs, clinical trials and other operating expenses into fiscal 2008. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:
➢	the duration and results of our clinical trials for eprodisate (KIACTA™), tramiprosate (ALZHEMED™) and tramiprosate (CEREBRIL™);
➢	unexpected delays or developments in seeking regulatory approvals;
➢	the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

Risk factors
➢	other unexpected developments encountered in implementing our business development and commercialization strategies;
➢	the outcome of litigation, if any;
➢	further arrangements, if any, with collaborators; and
➢	failure to obtain the shareholder approval described herein in connection with the Notes and the Warrants and the requirement to repay the principal amount of the Notes in cash.
Our revenues and expenses may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Common Shares.
Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include:
➢	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;
➢	the timing of regulatory submissions and approvals;
➢	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;
➢	the outcome of litigation, if any;
➢	changes in foreign currency fluctuations;
➢	the conversion of any convertible notes;
➢	the timing of achievement and the receipt of milestone payments from current or future collaborators; and
➢	failure to enter into new or the expiration or termination of current agreements with collaborators.
Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not indicative of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be above or below the expectations of securities analysts or investors. In this case, the price of the Common Shares could fluctuate significantly or decline.
We may invest or spend the proceeds of an offering in ways with which investors may not agree and in ways that may not earn a profit.
We intend to use the proceeds from any offering primarily for general corporate purposes, which may include but are not limited to, our current clinical development programs. However, we will retain broad discretion over the use of the proceeds from such offering. Investors may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. We will not receive any proceeds from the sale of any Common Shares by the selling securityholders, but will receive proceeds from any exercise of the Warrants, except in connection with any cashless exercise thereof.
We are dependent on Centocor for the commercialization of eprodisate (KIACTA™).
We are dependent on Centocor for the further development and commercialization of eprodisate (KIACTA™) in most jurisdictions. Risks that we face in connection with this collaboration include the following:
➢	while Centocor is contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with eprodisate (KIACTA™), this restriction does not apply to its affiliates;
➢	Centocor may underfund or fail to commit sufficient resources to marketing, distribution or other development of eprodisate (KIACTA™);
➢	Centocor may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of eprodisate (KIACTA™);
➢	Centocor may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect its willingness or ability to fulfill its obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry); and
➢	disputes may arise between us and Centocor delaying or terminating the development or commercialization of eprodisate (KIACTA™), resulting in litigation or arbitration that could be time-consuming and expensive, or causing Centocor to act in its own self-interest and not in our interest or those of our shareholders.

Risk factors
Centocor can terminate our collaboration with them for a number of reasons, including without cause upon one-year’s notice, upon a change of control of Neurochem and upon short notice if the FDA takes certain adverse actions with respect to an NDA filing. If this collaboration were to be terminated, we would be required to devote additional resources to developing and commercializing eprodisate (KIACTA™) or seek a new collaborator or abandon this product candidate.
As we are seeking a collaboration with respect to tramiprosate (ALZHEMED™), we would likely be subject to the same general types of risks as those described above.
There can be no assurances that we will conclude a collaboration with respect to tramiprosate (ALZHEMED™)
While we have been in negotiations with respect to and continue to seek and attempt to negotiate a collaboration with respect to tramiprosate (ALZHEMED™), there can be no assurances that we will be able to conclude such a collaboration successfully or on favourable terms. If we are not able to conclude such an agreement, the ability to commercialize tramiprosate (ALZHEMED™) would be adversely affected.
We are currently dependent on third parties for a variety of functions and may enter into future collaborations for the manufacture of our products. Our arrangements with these third parties may not provide us with the benefits we expect.
We currently rely upon third parties to perform functions related to the research, development and clinical trials of our product candidates. In addition, because we do not have the resources, facilities or experience to manufacture our product candidates on our own, we currently rely, and will continue to rely, on contract manufacturers to produce our product candidates for clinical trials, and, if our products are approved, in quantities for commercial sales. Our reliance on these relationships poses a number of risks, including the following:
➢	disagreements with third parties could delay or terminate the research, development or manufacturing of product candidates, or result in litigation or arbitration;
➢	we cannot effectively control the resources our third-party partners will devote to our programs or products;
➢	there can be no assurances that we will be able to renew such arrangements, especially with respect to product supply;
➢	contracts with our third parties may fail to provide sufficient protection or we may have difficulty enforcing the contracts if one of these partners fails to perform;
➢	the third parties with whom we contract may fail to comply with regulatory requirements;
➢	conflicts of interest may arise between their work for us and their work for another entity, and we may lose their services;
➢	with respect to our contract manufacturers:
➢	third parties may not be able to manufacture our product candidates in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

➢	delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

➢	we may not have all of the required intellectual property rights to the manufacturing processes for our product candidates.
Given these risks, our current and future collaborative efforts with third parties may not be successful. Failure of these efforts could require us to devote additional internal resources to the activities currently performed, or to be performed, by third parties, to seek alternative third-party collaborators, or to delay our product development or commercialization.
We will not be able to successfully commercialize our product candidates if we are unable to create sales, marketing and distribution capabilities or make adequate arrangements with third parties for such purposes.
In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to develop internal sales, marketing and distribution capabilities or make arrangements with third parties to perform some or all of these services. We currently have limited marketing capabilities and no sales force. We have limited experience in developing, training or managing a marketing or sales force. To the extent we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. For example, we are seeking a co-development and co-promotion partner to assist us in completing the development and undertaking the commercialization of tramiprosate (ALZHEMED™). We may not be able to do so on favourable terms. We do not currently have any arrangements in place with third parties for the sale, marketing or distribution of any of our products, except for the distribution rights granted to Centocor. We may

Risk factors
rely on additional third parties to market and sell our products in certain territories, rather than establish our own sales force. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.
We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations.
We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.
Our Management Agreement with Picchio International Inc., pursuant to which Dr. Francesco Bellini, our Chairman, President and Chief Executive Officer, provides management services to the Company, expires on November 30, 2007. There can be no assurances that we will be able to renew the agreement or retain the services of Dr. Bellini.
We are subject to the risk of product liability claims, for which we may not have or be able to obtain adequate insurance coverage.
Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials, who may suffer unintended consequences. If we ultimately are successful in commercializing a product, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.
Our business involves the use of hazardous materials which requires us to comply with environmental regulation.
Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.
Legislative actions, new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.
Changes in financial accounting standards or implementation of accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. In addition, the accounting for the Notes under existing Canadian and US accounting standards may result in significant and volatile charges to our results of operations.
We may incur losses associated with foreign currency fluctuations.
Our operations are in many instances conducted in currencies other than the Canadian dollar (principally in US dollars and Euros) and we hold a significant portion of our cash, cash equivalents and debt in other currencies (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.
Our largest shareholder has influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of Common Shares by such shareholders could have an impact on the market price of the Common Shares.
Picchio Pharma Inc. and its shareholders, Power Technology Investment Corporation, the FMRC Family Trust and certain persons related to such entities own an aggregate of approximately 33% of our outstanding Common Shares. In addition, three of our 12 directors are nominees of Picchio Pharma Inc. Picchio Pharma Inc. has the ability to exercise some degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of us and may adversely affect the price of our Common Shares. Dr. Francesco Bellini, O.C., our Chairman, President and Chief Executive Officer, is a beneficiary of the FMRC Family Trust, which owns 50% of the voting shares of Picchio Pharma Inc. Pursuant to an agreement between Power Technology Investment Corporation and the FMRC Family Trust, each has agreed to use commercially reasonable efforts to cause the sale of up to half of Common Shares owned indirectly by Picchio Pharma Inc. from time to time upon request by the other.

Risk factors
RISKS RELATED TO THE COMMON SHARES
Our share price may be volatile, and an investment in Common Shares could suffer a decline in value.
Common Shares are listed only on NASDAQ and the TSX. Our valuation and share price since the beginning of trading after our initial public offerings, first in Canada and then in the United States, have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares. The market price of Common Shares will fluctuate due to various factors including:
➢	clinical and regulatory developments regarding KIACTA™, ALZHEMED™ and CEREBRIL™ and our other product candidates;
➢	delays in our anticipated development or commercialization timelines. See “Our business — Recent developments”;
➢	developments regarding current or future third-party collaborators;
➢	other announcements by us regarding technological, product development or other matters;
➢	arrivals or departures of key personnel;
➢	government regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and foreign countries;
➢	developments or disputes concerning patent or proprietary rights;
➢	actual or anticipated fluctuations in our revenues or expenses;
➢	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and
➢	economic conditions in the United States, Canada or abroad.
Our listing on both NASDAQ and the TSX may increase share price volatility due to various factors including:
➢	different ability to buy or sell our Common Shares;
➢	different market conditions in different capital markets; and
➢	different trading volume.
In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.
Because we are a Canadian company, certain civil liabilities and judgments may be unenforceable against us by US investors.
We are incorporated under the laws of Canada. Most of our directors and officers and most of the experts named in this prospectus are residents of Canada. Most of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based shareholders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States securities laws.
We currently do not intend to pay dividends in the near future.
We have never declared or paid any dividends on Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in Common Shares will, for the foreseeable future, depend upon any future appreciation in value. There is no guarantee that Common Shares will appreciate in value or even maintain the price at which shareholders have purchased their Common Shares.
RISKS RELATED TO THE MAY 2007 PRIVATE PLACEMENT OF NOTES AND WARRANTS
A large number of Common Shares may be issued and subsequently sold upon conversion of the Notes and exercise of the Warrants. The sale or availability for sale of these shares may depress the price of our Common Shares.
Up to 9,694,832 Common Shares are initially issuable upon conversion of the Notes and exercise of the Warrants without shareholder approval. Because the conversion price of the Notes is not fixed and will decrease if the trading price of our Common Shares decreases, we may be required to issue substantially more Common Shares upon conversion of the Notes if the trading price of our Common Shares decreases, assuming our shareholders approve the issuance of more than 9,694,832 Common Shares upon conversion of the Notes and exercise of the Warrants.

Risk factors
To the extent that purchasers of Notes and Warrants under the Securities Purchase Agreement sell Common Shares issued upon conversion of the Notes or exercise of the Warrants, our Common Share price may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of shares under the Notes and Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.
The sale of Common Shares issued upon conversion of the Notes and exercise of the Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.
Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon conversion of the Notes and exercise of the Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline of our Common Share price.
We cannot predict the actual number of Common Shares that we will issue upon conversion of the Notes and exercise of the Warrants. The number of Common Shares that we will issue under the Notes and the Warrants will depend on the market price of our Common Shares.
The actual number of Common Shares that we will issue upon conversion of the Notes and upon exercise of the Warrants is uncertain. The number of Common Shares issuable upon conversion of the Notes and upon exercise of the Warrants will fluctuate based on the market price of our Common Shares and may also depend on the timing of the decision of the FDA in respect of eprodisate (KIACTA™) and the results of the North American Phase III clinical trial for tramiprosate (ALZHEMED™). Holders of Notes and Warrants will receive more Common Shares if our Common Share price declines.
Future issuances of securities and hedging activities may depress the trading price of our Common Shares.
Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the Notes and upon exercise of the Warrants, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of Common Shares. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons. As of March 31, 2007, there were:
➢	2,680,902 Common Shares issuable upon exercise of outstanding options, at a weighted average exercise price of CDN$17.43 per share, of which options to purchase 1,502,986 shares were exercisable;
➢	2,166,515 Common Shares available for future grant under our stock option plan and an agreement to issue up to 220,000 Common Shares to our President and Chief Executive Officer as of March 31, 2007;
➢	2,134,471 Common Shares initially issuable upon conversion of the senior convertible notes we issued November 2006;
➢	6,309,148 Common Shares initially issuable upon conversion of the Notes; and
➢	2,250,645 Common Shares initially issuable upon exercise of the Warrants.
We may also issue up to US$60 million of Common Shares under the ELOC facility.
In addition, the price of Common Shares could also be affected by possible sales of Common Shares by investors who view the Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our Common Shares. This hedging or arbitrage could, in turn, affect the trading price of our Common Shares.
Obtaining shareholder approval to increase the number of Common Shares issuable upon conversion of the Notes and exercise of the Warrants could dilute existing shareholders. Failure to obtain the shareholder approval required in connection with the Notes and the Warrants could have a negative impact on our financial position.
The conversion price of the Notes and exercise price of the Warrants may be decreased based on adjustments upon certain events, in certain cases only if we obtain shareholder approval in accordance with the rules of the TSX. While shareholders holding approximately 33% of our outstanding Common Shares have agreed in writing to vote in favor of a proposal to obtain shareholder approval in this regard, there can be no assurance that such approval will be obtained.

Risk factors
Upon obtaining shareholder approval, and subject to the maximum and minimum conversion prices described in this prospectus, after we release the results of certain clinical trials and data, the conversion price of the Senior Convertible Notes may be adjusted to be 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. This conversion price may be settled in cash or Common Shares at our option, effectively subject to a maximum amount of 24.9% of our issued and outstanding Common Shares, unless shareholder approval is obtained in order to issue a greater amount. We have undertaken to the Selling Shareholders that we would seek any required shareholder approval within six months after the issuance of the Senior Convertible Notes. The maximum amount of dilution that could result from such adjustments is approximately 40%, which could further contribute to any decline of our Common Share price.
Subject to the minimum conversion price of US$6.00, in the event that we are unable to issue Common Shares to a Selling Shareholder upon conversion of the Notes, which may be the case if we are unable to obtain the required shareholder approval referred to above, we will have to make a cash payment to the Selling Shareholder for the differential based on the arithmetic average of the daily volume-weighted average price for the Common Shares on each trading day preceding the date of the relevant conversion. We cannot predict at this time the size of any such cash payments and any significant cash payment could have a material adverse effect on our financial position.
Increased leverage as a result of our Note offering may harm our financial condition and results of operations.
As adjusted to include the sale of the Notes and Warrants, our total consolidated long-term liabilities (excluding the long-term deferred gain on sale of property of CDN$18.0 million) as of March 31, 2007 would have been approximately CDN$107.7 million or US$93.4 million and would have represented approximately 108% of our total capitalization as of that date.
Our level of indebtedness could have significant consequences to our securityholders, because:
➢	it could affect our ability to satisfy our obligations under the Notes and our other outstanding indebtedness;
➢	a substantial portion of our working capital will have to be dedicated to interest and principal payments under the Notes and our other outstanding indebtedness and may not be available for other purposes;
➢	it may impair our ability to obtain additional financing in the future;
➢	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
➢	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Forward-looking statements
This prospectus and the documents incorporated by reference herein contain forward-looking statements concerning the business, operations, financial performance and condition of Neurochem. When used in this prospectus the words “believe,” “anticipate,” “intend,” “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs and changes to the competitive environment due to consolidation. More detailed information about these and other factors is included in this prospectus under the section entitled “Risk factors” as well as in other documents incorporated by reference in this prospectus. Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance, if any, on such forward-looking statements. Neurochem disavows and is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Use of proceeds
The proceeds from the sale of the Common Shares offered pursuant to this short form prospectus are solely for the account of the Selling Shareholders. Accordingly, we will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We will, however, receive the proceeds from any exercise of the Warrants, except in connection with any cashless exercise thereof.
We received net proceeds of approximately US$75 million from the sale of the Notes and the Warrants on May 2, 2007. We intend to use the net proceeds from the private placement of Notes and Warrants and from any exercise of Warrants for cash as follows; approximately US$52.9 million for advancing our current clinical development programs or initiating new ones and research for new or existing products; approximately US$1.9 million for patents and capital expenditures; approximately US$18.5 million for general administrative and corporate purposes; and the balance for working capital. However, such allocation is subject to change, based upon, among other things, results of pre-clinical and clinical trials and our capital needs from time to time and as a consequence such net proceeds may be deployed in a different manner. See “Our business — Recent developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”.

Changes in loan and capital structure
Since March 31, 2007, the only changes in our loan and capital structure have been:
➢	the issuance of US$40 million aggregate principal amount of Junior Convertible Notes and US$40 million aggregate principal amount of Senior Convertible Notes on May 2, 2007; and
➢	the issuance of 2,250,645 Warrants on May 2, 2007.

Dividend policy
We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant.

Our business
We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. We currently have one program for which we have completed and submitted a new drug application (“NDA”) to the United States Food and Drug Administration (the “FDA”), a marketing authorization application (“MAA”) to the European Medicines Agency (the “EMEA”) and an MAA for Switzerland to Swissmedic, one program in Phase III clinical development with one clinical trial recently completed and one other ongoing, and another program which has completed a Phase IIa clinical trial. Each of these programs targets disorders for which there are currently no known cures and limited therapies. As our drugs target what are known or believed to be the underlying causes of disorders and potentially inhibit further disease progression, the product candidates are referred to as “disease modifiers.”
As they all target amyloid-related diseases, our investigational product candidates consist of small molecules that have been shown to interfere with amyloidosis and the associated build-up of amyloid leading to the damage of the tissues in the body and/or their related functions. Both eprodisate (KIACTA™; formerly known as FIBRILLEX™) and tramiprosate (ALZHEMED™ and CEREBRIL™), our most advanced product candidates, are based on this technology.
Eprodisate (KIACTA™) completed a Phase II/III clinical trial in December 2004. Eprodisate (KIACTA™) is targeted to treat Amyloid A amyloidosis (“AA amyloidosis”), generally a fatal disease, which is often associated with kidney dysfunction. In December 2004, through our wholly-owned subsidiary, Neurochem (International) Limited, we entered into a definitive collaboration and distribution agreement with Centocor, Inc. (“Centocor”), a subsidiary of Johnson & Johnson, for the exclusive distribution rights for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis, with the exception of Canada, Switzerland, Japan, China, Taiwan and South Korea, for which the distribution rights remain with Neurochem. We submitted to the FDA the final modules of our NDA for eprodisate (KIACTA™) in February 2006 and are now seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. That submission completed the “rolling” NDA that was initiated in August 2005 under the Continuous Marketing Application (CMA) Pilot 1 program. The FDA agreed in June 2005 to file and review the NDA. In August 2006, we received an approvable letter from the FDA with respect to the eprodisate (KIACTA™) NDA. In September 2006, we were advised by the EMEA that our MAA for eprodisate (KIACTA™) is valid and that the regulatory review had started, and in October 2006, we announced that we had submitted a complete response to the FDA approvable letter for eprodisate (KIACTA™). Having been subsequently awarded a Class II review by the FDA, a decision on eprodisate (KIACTA™) was initially expected on or about April 16, 2007, but the FDA has extended the review period by three months to July 16, 2007. A decision on eprodisate (KIACTA™) by the EMEA is expected in the second half of 2007 at the earliest. See “— Recent developments.” KIACTA™ is a trademark of Centocor.
Tramiprosate (ALZHEMED™) is being developed for the treatment of Alzheimer’s disease (“AD”). Tramiprosate (ALZHEMED™) is currently in advanced clinical development. The Phase III clinical trials, designed to assess the safety, efficacy and disease-modifying effect of tramiprosate (ALZHEMED™) in mild-to-moderate AD patients, began in North America and Europe in June 2004 and September 2005, respectively. The North American Phase III clinical trial was recently completed. We recently announced that the data from the clinical trial has been locked and that further analysis is needed to ensure a reliable statistical model. See “— Recent developments”. We continue to seek potential partners with respect to a collaboration agreement for tramiprosate (ALZHEMED™).
Tramiprosate (CEREBRIL™) is designed for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (“CAA”). A Phase IIa clinical trial was completed in January 2004. We are currently prioritizing our human and financial resources on the development of our eprodisate (KIACTA™) and tramiprosate (ALZHEMED™) programs. Accordingly, we plan to await the outcome of one or both of these programs before advancing our CAA program any further.
We also have ongoing discovery programs that are focused on the development of next generation AD compounds, the development of a vaccine for the prevention and/or treatment of AD and the development of a treatment for diabetes and metabolic syndrome. See ” — Recent Developments”.
RECENT DEVELOPMENTS
Since March 26, 2007, the date of our annual information form and our filing with the SEC of amendment no. 3 to our annual report on Form 40-F for our fiscal year ended December 31, 2006, we have had the following significant developments:
Eprodisate (KIACTA™) PDUFA date extended three months by FDA.
On April 11, 2007, we announced that we received notification from the FDA that the date for FDA’s review of the NDA for eprodisate (KIACTA™) for the treatment of AA amyloidosis, has been extended to July 16, 2007. Previously, the date under the Prescription Drug User Fee Act (“PDUFA”) for the eprodisate (KIACTA™) NDA was April 16, 2007.

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The FDA is extending the PDUFA goal date by three months to provide time for a review of an amendment to the eprodisate (KIACTA™) NDA submitted by Neurochem Inc. in February 2007. This additional submission is considered by the FDA to be a major amendment to the NDA, allowing an extension of the action date.
Tramiprosate (ALZHEMED™) — Update on North American Phase III trial.
On April 19, 2007, we announced that the database for the North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD had been locked. While we were provided with initial data from the clinical trial, the analysis is ongoing and entails employing an accurate statistical model that appropriately describes the data and provides accurate results. Neurochem has been advised by its external team of statisticians that adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors such as the effect of concomitant medications, baseline characteristics of the study population or differences in clinical sites. Refinement of the statistical model was discussed with the FDA before filing with the Agency and was anticipated in the plan filed.
We are advised that in a clinical trial of the size, duration and complexity of the tramiprosate (ALZHEMED™) Phase III study, such a process is not uncommon. The Company has been informed that it could take several weeks, perhaps longer, before the results are known. Neurochem continues to expect to announce these results during the second quarter of this year.
Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants
On May 2, 2007, we completed a private placement in which we issued US$40,000,000 aggregate principal amount of 6% senior convertible notes due May 3, 2027 (the “Senior Convertible Notes”) and US$40,000,000 aggregate principal amount of 5% senior subordinated convertible notes due May 3, 2012 (the “Junior Convertible Notes” together with the Senior Convertible Notes, collectively, the “Notes”) pursuant to Securities Purchase Agreement (the “Securities Purchase Agreement”) dated May 1, 2007, by and between Neurochem and the Selling Shareholders. In connection with this transaction, warrants to purchase Common Shares were issued to the Selling Shareholders and to Rodman & Renshaw, LLC, the placement agent for the private placement (the “Warrants”).
The following constitutes only a summary of the features and terms of the Senior Convertible Notes, Junior Convertible Notes and Warrants and is subject in its entirety to the actual terms of such instruments. The forms of the Senior Convertible Notes, Junior Convertible Notes and Warrants are available at www.sedar.com and at www.sec.gov.
The Senior Convertible Notes
The Senior Convertible Notes mature on May 3, 2027, subject to earlier repurchase, redemption or conversion. Interest on the Senior Convertible Notes started accruing on May 2, 2007, and is payable semi-annually in cash until maturity, beginning on November 15, 2007.
The Senior Convertible Notes have a conversion price equal to the lesser of US$12.68 or the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding any conversion, subject to a minimum conversion price of US$6.00 and a maximum conversion price of US$12.68.
The conversion price for the Senior Convertible Notes may be adjusted if we obtain shareholder approval to issue more than 24.9% of our outstanding common shares (as of April 27, 2007) in accordance with the rules of the TSX. Upon obtaining shareholder approval, and subject to the maximum price and minimum price referred to above, after the results of certain clinical trials and data are released by the Company, the conversion price may be adjusted to be a fixed price equal to 100% of the arithmetic average of the daily volume-weighted average price of the Common Shares on each trading day ending on the 20th trading day following the adjustment date. The conversion price may be settled in cash or Common Shares at our option, effectively subject to a maximum amount of 24.9% of the issued and outstanding shares of the Company as of April 27, 2007, unless shareholder approval is subsequently obtained in order to issue a greater amount. Subject to a minimum conversion price of US$6.00, if we elect not to issue shares to an investor upon conversion of the Senior Convertible Notes, we will make a cash payment to the holders for the differential based on the arithmetic average of the five-day volume-weighted average price for the Common Shares preceding the date of the relevant conversion.
The Senior Convertible Notes include anti-dilution provisions customary for instruments of this nature, certain of which are subject to TSX and shareholder approval.
Following the effectiveness of a prospectus/registration statement covering resale of the Common Shares underlying the Senior Convertible Notes, the Senior Convertible Notes will be subject to early redemption, at our election, for the principal amount plus accrued and unpaid interest, provided that the market price for the Common Shares at the time of the redemption has been greater than 175% of the maximum conversion price of the Senior Convertible Notes for each of the immediately preceding 10 consecutive trading days. Redemption may be settled at our option in cash or Common Shares. In the event of a change of control prior to maturity of the Senior Convertible Notes, we are required to offer to redeem the Senior Convertible Notes, in which case the Senior Convertible Notes may, at the option of the holders, be

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redeemed for the principal amount thereof plus any accrued but unpaid interest, plus the interest to which the investors would have otherwise been entitled at the maturity date of the Senior Convertible Notes and additional compensation to make the investors whole for the loss of their ability to exercise the Warrant.
The Junior Convertible Notes
The Junior Convertible Notes mature on May 3, 2012, subject to earlier repurchase, redemption or conversion. Interest on the Junior Convertible Notes started accruing on May 2, 2007, and is payable in cash until maturity, beginning on November 15, 2007.
The Junior Convertible Notes are subject to a forced conversion into Common Shares at our election within five business days of the effectiveness of a prospectus/registration statement at a conversion price equal to the lesser of US$12.68 and the arithmetic average of the five-day volume-weighted average price of the Common Shares immediately preceding the date of such registration. If the prospectus/registration statement is not effective at least five business days prior to the issuance of a press release with respect to certain top line results concerning the Company’s Phase III North American clinical trials for tramiprosate (ALZHEMED™), then the conversion price at the time of any conversion shall be the lower of US$12.68 or the arithmetic average of the five-day volume-weighted average price of the Common Shares immediately preceding the date of conversion, subject to a minimum conversion price of US$6.00. If the effective date of the prospectus/registration statement was at least five business days prior to such press release, then the conversion price at the time of any conversion shall be the lower of US$12.68 and the arithmetic average of the five-day volume-weighted average price of the Common Shares immediately preceding the date of conversion, subject to a minimum conversion price of US$9.00 per share.
Conversion Failure Shares
If we fail to issue Common Shares to the Selling Shareholders upon conversion of the Senior Convertible Notes or the Junior Convertible Notes on or prior to the third trading day after receipt of a conversion notice (the “Share Delivery Date”) from a Selling Shareholder (a “Conversion Failure”), then we shall, upon the earlier of (i) the tenth trading day after the first day of the Conversion Failure, (ii) the third trading day after the date when the Conversion Failure has been cured and (iii) the third trading day after the request of the Selling Shareholder (the “Conversion Failure Settlement Date”), pay damages to the Selling Shareholder for each day of such Conversion Failure in an amount (the “Conversion Failure Amount”) in such number of Common Shares (“Conversion Failure Shares”) equal to the quotient of (x) 1.5% of the product of (i) the number of Common Shares not issued to the Selling Shareholder on or prior to the Share Delivery Date and to which the Selling Shareholder is entitled, and (ii) the closing trading price of the Common Shares on NASDAQ (the “Closing Sale Price”) of the Common Shares on the Share Delivery Date, divided by (y) the conversion price of the Notes in effect as of the conversion date; provided, however, that we may, at our option following written notice delivered to the Selling Shareholders no later than three trading days prior to the Conversion Failure Settlement Date, settle these damages in cash and that the Selling Shareholders, upon written notice delivered to us, may void their conversion notice with respect to any portion of Notes that have not been converted and provided that the voiding of a conversion notice shall not affect our obligations that have accrued prior to the date of such notice under the Notes.
The Warrants
The Warrants entitle the holders thereof to purchase up to an aggregate of 2,250,645 Common Shares of the Company at an initial exercise price of US$12.68 per Common Share for a period beginning November 2, 2007, and ending on May 2, 2012. Purchasers of the Senior Convertible Notes received an aggregate of 788,644 Warrants, and purchasers of the Junior Convertible Notes received an aggregate of 1,272,727 Warrants to purchase Common Shares. Rodman & Renshaw, LLC acted as placement agent in connection with the transaction and received 189,274 Warrants in consideration for its services.
The exercise price and/or the number of Common Shares underlying the Warrants are subject to adjustment in certain circumstances, including where: (i) the Company issues Common Shares at a price per share less than the exercise price for the Warrants (other than pursuant to the Notes); (ii) the Company grants options or issues convertible securities where the exercise of such options or conversion of such securities could result in the issuance of Common Shares at a price per share less than the exercise price of the Warrants (other than pursuant to the Notes); (iii) the purchase price under any options, the additional consideration payable upon the issue, conversion, exercise or exchange of any convertible securities or the rate at which any convertible securities are convertible shall decrease; (iv) the Company subdivides one or more classes of its outstanding Common Shares, whether by share split, share dividend, recapitalization or otherwise; (v) the Company declares a dividend or makes certain other distributions, by way of a return of capital or otherwise; or (vi) in certain cases, upon the consolidation, merger, sale of all or substantially all assets, reorganization or recapitalization or a change of control. Certain of such adjustments require the prior approval of our shareholders and of the TSX.
The Registration Rights Agreement — Number of Common Shares Qualified and Registered
In connection with the private placement of the Notes and Warrants, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the purchasers that obligates us to register for resale the Common Shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires us to initially register such number of Common Shares as is equal to 150% of the number of Common Shares issuable upon conversion of the Notes and exercise of the Warrants at the time we file the registration statement of which this prospectus is a part and to thereafter maintain registration of such number of Common Shares as is equal to 135% of the number of Common Shares that may be issuable at any particular time. Because the conversion prices of the Notes and exercise price of the Warrants may be adjusted downward over their respective terms (including to below the US$6.00 minimum conversion prices of the Notes if we should issue other securities at, or with a conversion or exercise price less than, the minimum conversion price), and to avoid having to file any additional registration statement if required, we have elected to register 21,375,968 Common Shares, which is equal to 135% of the number of Common Shares issuable under the Notes, assuming a US$6.00 conversion price of the Notes, and 150% of the number of Common Shares issuable upon exercise of the Warrants. However, if all of the Notes were to be converted and the Warrants exercised as of the date of this prospectus, 12,881,200 Common Shares would be issuable, using a conversion price of US$6.4661 for the Senior Convertible Notes, representing the lesser of US$12.68 and the arithmetic average of the five-day volume-weighted average trading price of the Common Shares immediately preceding the date hereof. Such amount exceeds the amount of Common Shares that we may issue without shareholder approval. See “Risk Factors”.
Voting Agreement
Under the rules of the TSX, we are required to obtain shareholder approval in order to issue, upon conversion of the Notes and exercise of the Warrants, an aggregate number of Common Shares in excess of 24.9% of the number of Common Shares outstanding on April 27, 2007 or to adjust

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the conversion formulas of the Notes and Warrants. Consequently, in connection with the private placement, the holders of approximately 33% of our outstanding Common Shares, including P.P. Luxco II Holdings s.a.r.l., our largest shareholder, and Dr. Francesco Bellini, our Chairman, President and Chief Executive Officer, entered into a voting agreement (“Voting Agreement”) with us under which they agreed to vote their Common Shares, any other voting equity securities of ours, or give consents with respect thereto, in favor of any proposal that would allow us to issue Common Shares in excess of that amount. The Voting Agreement also provides that such shareholders will not sell, transfer or otherwise dispose of any of their Common Shares or other securities, except to transferees that agree to be bound by the Voting Agreement, until we have obtained shareholder approval of any such proposal.
Eprodisate in Treatment of Diabetes and Metabolic Syndrome — Expanding the Pipeline
On May 8, 2007, we announced that eprodisate has shown beneficial effects against diabetes and metabolic syndrome in a rat model. The preliminary results have shown that eprodisate protects the kidney in obese diabetic rats, significantly decreases triglyceride levels and cholesterol and significantly decreases glycemia and increases insulin secretion and/or sensitivity. As years of safety information on eprodisate in humans from the AA amyloidosis program have already been collected along with the multiple Phase I trials completed, we plan to initiate a Phase IIa clinical trial in diabetic patients later in 2007. However, there can be no assurances that the FDA will allows us to proceed directly to a Phase IIa clinical trial.

Description of share capital
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, all without nominal or par value. As of May 8, 2007, 38,779,333 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares.
Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our board of directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.
Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by our board of directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

Selling Shareholders
The Common Shares being offered by the Selling Shareholders set forth in the table below are those issuable upon conversion of the Senior Convertible Notes and the Junior Convertible Notes which were issued by the Company pursuant to the Securities Purchase Agreement, upon exercise of Warrants issued by the Company in connection with that same transaction (including the Warrants issued to Rodman & Renshaw, LLC, the placement agent for the transaction) and the Conversion Failure Shares. For additional information regarding the issuances of those Senior Convertible Notes, Junior Convertible Notes and Warrants, see “Our Business — Recent Developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” above. We are registering the Common Shares in order to permit the Selling Shareholders to offer the Common Shares for resale from time to time. Except for (i) the ownership of the Senior Convertible Notes, Junior Convertible Notes and the Warrants issued pursuant to the Securities Purchase Agreement, and (ii) our engagement of Rodman & Renshaw, LLC as placement agent for the private placement of the Notes and Warrants and in connection with the ELOC, the Selling Shareholders have not had any material relationship with us within the past three years.
The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the Common Shares by each of the Selling Shareholders. We have prepared the table based on information provided to us by the Selling Shareholders. The second column lists the number of Common Shares beneficially owned by each Selling Shareholder, based on its ownership of Notes and/or Warrants, as of May 1, 2007, assuming conversion of all Notes at an assumed conversion price of US$6.00 and exercise of the Warrants at an assumed exercise price of US$12.68 held by the Selling Shareholders on that date, without regard to any limitations on conversions or exercise.
The third column lists the Common Shares being offered by this prospectus by the Selling Shareholders, if any.
This prospectus generally covers the resale of at least the sum of (i) 135% of the number of Common Shares issuable upon conversion of the Senior Convertible Notes and the number of Common Shares issuable upon conversion of the Junior Convertible Notes, in each case assuming a conversion price of US$6.00, (ii) 150% of the actual number of Conversion Failure Shares issued or issuable pursuant to the Notes, if any, as of the trading day immediately preceding the applicable date of determination and (iii) 150% of the number of Common Shares issuable upon exercise of the related Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Notes may be adjusted and the exercise price of the Warrants may be adjusted, the number of Common Shares that will actually be issued may be more or less than the number of Common Shares being offered by this prospectus. The fourth column assumes the sale of all of the Common Shares offered by the Selling Shareholders pursuant to this prospectus.
Under the terms of the Notes and the Warrants, a Selling Shareholder may not convert the Notes or exercise the Warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates and joint actors, to beneficially own a number of Common Shares which would exceed 9.99% (except for Radcliffe SPC, Ltd., for which such number shall be 4.99%) of our then outstanding Common Shares following such conversion or exercise, excluding for purposes of such determination Common Shares issuable upon conversion of the Convertible Notes which have not been converted and upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Shareholders may sell all, some or none of their Common Shares in this offering. See “Plan of distribution.”

		Maximum Number of Shares
	Number of Shares	to be Sold Pursuant to this	Number of Shares
Name of Selling Shareholder	Beneficially Owned	Prospectus	Owned After Offering (1)
Hudson Bay Fund LP (2)	1,654,930	2,267,396	—
Hudson Bay Overseas Fund LTD (3)	2,193,746	3,005,619	—
J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio (4)	3,848,676	5,273,014	—
Tang Capital Partners, LP	1,539,470	2,109,206	—
Enable Growth Partners LP	1,308,550	1,792,825	—
Enable Opportunity Partners LP	230,921	316,382	—
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	1,250,819	1,713,729	—
Capital Ventures International (5)	1,250,819	1,713,729	—

	Number of Shares	Maximum Number of Shares
	Beneficially Owned	to be Sold Pursuant to this	Number of Shares
Name of Selling Shareholder	Prior to Offering	Prospectus	Owned After Offering (1)
JGB Capital L.P. (6)	474,643	593,214	—
JGB Capital Offshore Ltd. (7)	144,326	197,739	—
Iroquois Master Fund Ltd.	577,301	790,952	—
Portside Growth and Opportunity Fund (8)	962,168	1,318,252	—
Rodman & Renshaw, LLC (9)	189,274	283,911	—

(1)	This prospectus qualifies the resale of Common Shares issuable upon conversion of the Notes, exercise of the Warrants and as damages for failure to deliver Common Shares upon conversion of the Notes. If all such Common Shares are sold, the Selling Shareholders will not hold any of our Common Shares. Information regarding the number of Common Shares actually sold by each Selling Shareholder will be contained in one or more supplements to this prospectus filed in connection with such sales.

(2)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(3)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(4)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities by virtue of the fact that Hudson Bay Capital Management LP acts as the investment advisor of J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio. The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, to distribute the securities.

(5)	The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities being offered in the ordinary course of business and that at the time it acquired the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)	Brett Cohen has voting and investment power over the securities held by JGB Capital Partners L.P. Brett Cohen disclaims beneficial ownership over the securities held by JGB Capital L.P.

(7)	Brett Cohen has voting and investment power over the securities held by JGB Capital Offshore Ltd. Brett Cohen disclaims beneficial ownership over the securities held by JGB Capital Offshore Ltd.

(8)	The Selling Shareholder is an “affiliate” of a U.S. registered broker-dealer and has represented that it acquired the securities being offered in the ordinary course of business and that at the time it acquired the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Selling Shareholder has represented that its broker-dealer affiliate will not sell any Common Shares purchased by the Selling Shareholder in this offering and will receive no compensation whatsoever in connection with sales of Common Shares purchased in this transaction.

(9)	These Common Shares are issuable upon the exercise of Warrants issued to Rodman & Renshaw LLC, a U.S. registered broker-dealer, for acting as placement agent for the private placement of the Notes and Warrants.

Material US and Canadian federal income tax consequences
US FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of material US federal income tax consequences to a US Holder (as defined below) arising from and relating to the ownership and disposition of Common Shares acquired in the Offering.
Purchasers of Common Shares resident in a jurisdiction other than the United States should consult their own tax advisors prior to deciding to purchase Common Shares.
This summary is for general information purposes only and is not a complete description of all the potential US federal income tax consequences that may apply to a US Holder acquiring Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the ownership and disposition of Common Shares. Accordingly, this summary is not intended to be and should not be construed as legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own tax advisors regarding the US federal income, estate and gift and US state and local tax consequences, as well as the foreign tax consequences, of the ownership and disposition of Common Shares.
In compliance with US Treasury Department Circular 230, you are hereby notified that: (a) the discussion in this prospectus related to US federal tax issues is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any US federal tax penalties that may be imposed on the taxpayer; (b) the discussion was written to support the promotion or marketing of the Offering; and (c) each taxpayer should seek advice regarding an investment in Common Shares based on their particular circumstances from an independent tax advisor.
SCOPE OF THIS DISCLOSURE
Authorities
This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, US court decisions, published rulings and administrative positions of the US Internal Revenue Service (the “IRS”), and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), in each case as in effect and available as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any change could be applied on a retroactive basis and could affect the US federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
US Holders
For purposes of this summary, a “US Holder” is a beneficial owner of Common Shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity classified as a corporation for US federal income tax purposes that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of the estate is subject to US federal income tax regardless of the source of the income, or (d) a trust if (i) the trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
US Holders subject to special US federal income tax rules not addressed
This summary does not address the US federal income tax consequences for US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred or tax-advantaged accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a “functional currency” other than the US dollar; (d) US Holders that are liable for the alternative minimum tax under the Code; (e) US Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (g) US Holders that own, directly or indirectly, 10% or more, by voting power or value, of the Company; (h) partnerships or other entities classified as partnerships for US federal income tax purposes; (i) investors in pass-through entities; and (j) certain former citizens or residents of the United States. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income, estate and gift, US state and local and foreign tax consequences of the ownership and disposition of Common Shares.

Material US and Canadian federal income tax consequences
If an entity that is classified as partnership for US federal income tax purposes holds Common Shares the US federal income tax consequences to the partnership and the partners of the partnership generally will depend on the activities of the partnership and the status of the partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the ownership and disposition of Common Shares.
Tax consequences other than US federal income tax consequences not addressed
This summary addresses solely US federal income tax consequences and does not address any US state and local or estate and gift tax consequences or foreign tax consequences to US Holders. Each US Holder should consult its own tax advisors regarding the US federal estate and gift and US state and local tax consequences, as well as the foreign tax consequences, of the ownership and disposition of Common Shares.
COMMON SHARES
Dividends
Distributions made by us with respect to Common Shares, including deemed dividends and certain distributions of stock or stock rights (which for these purposes will include the amount of any Canadian withholding tax paid with respect to a distribution), generally will be treated as foreign source income taxable as an ordinary dividend to the extent the distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will first reduce a US Holder’s tax basis in its Common Shares and to the extent in excess of the US Holder’s tax basis will be treated as gain from the sale or exchange of property. The amount of any cash distribution paid in Canadian dollars will be equal to the US dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of property on the date of distribution. Dividends received by non-corporate US Holders in tax years beginning on or before December 31, 2010 generally are subject to reduced rates of taxation, subject to certain limitations, provided the Company is not a PFIC (as defined below). US Holders generally will not be entitled to claim the corporate dividends received deduction with respect to distributions by us.
Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on dividend distributions may be eligible for credit against the US Holder’s US federal income taxes. A US Holder must satisfy minimum holding requirements in order to be eligible to claim a foreign tax credit for taxes withheld on dividends. A foreign tax credit is not allowed for foreign taxes withheld on dividends in circumstances where the US Holder is under an obligation to make related payments in connection with positions in “substantially similar or related property”. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific “baskets” of income. For this purpose, dividends paid by us with respect to Common Shares generally will constitute “passive income”. The rules relating to foreign tax credits are complex; you should consult with your own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to your particular circumstances.
Sale or disposition
A US Holder generally will recognize capital gain or loss for US federal income tax purposes on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the US Holder’s adjusted tax basis in the shares. Gain or loss, if any, generally will be US source gain or loss and will be long-term capital gain or loss if the US Holder held the Common Shares for more than one year on the date of the disposition. If you are not a corporation, the long-term capital gain will generally be subject to US federal income tax at a maximum rate of 20% (15% for gains properly taken into account during the period beginning on 6 May 2003 and ending with the end of your taxable year that begins in 2010). US Holders should consult their own tax advisors with respect to their ability to credit Canadian capital gains tax or withholding tax, if any, against their US federal income taxes.
Passive foreign investment company
We will be a passive foreign investment company (“PFIC”) for US federal income tax purposes in any taxable year if 75% or more of our gross income (including our pro-rata share of the gross income of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of our assets (including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is held for the production of, or produces, passive income.
PFIC status is determined on an annual basis. We do not expect to be a PFIC for the year ended December 31, 2007. However, because our income and assets and the nature of our activities may vary from time to time, we cannot assure you that we will not be considered a PFIC for any taxable

Material US and Canadian federal income tax consequences
year. If you own Common Shares during a taxable year in which we are a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years we no longer meet the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether we are or are not a PFIC.
In general, if a US Holder of Common Shares fails to make one of the elections described below for any taxable year that we are treated as a PFIC, the US federal income tax consequences to the US Holder will be determined under the so-called “interest charge” method. Under this regime, (i) dividends would not be eligible for the reduced rates described above, (ii) any gain derived from the disposition of common stock (possibly including a disposition that would otherwise not be taxable, such as certain gifts, an exchange in a corporate reorganization, or a pledge of Common Shares as security for a loan), as well as any “excess distribution” that is received from us (i.e., a distribution that exceeds 125% of our average distributions for the shorter of the prior three years, or the US Holder’s holding period for the Common Shares), would be treated as ordinary income that was earned ratably over each day in the US Holder’s holding period for the common stock, (iii) the portion of the gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to US federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the US Holder, and (iv) an interest charge would be imposed on the resulting US federal income tax liability as if the liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the common stock may not be available upon the death of an individual US Holder.
If a US Holder makes a timely election to treat us as a qualified electing fund (“QEF”) (covering all taxable years during which the holder held the Common Shares and during which we are treated as a PFIC), the US Holder would be required to annually include in gross income (i) as ordinary income, the holder’s pro-rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of our net capital gain, regardless of whether our earnings or gain have in fact been distributed.
However, we do not currently intend to comply with the US tax accounting, record-keeping and reporting requirements necessary for a US Holder to make a QEF election.
As an alternative to a QEF election, a US Holder may elect to mark its Common Shares to market (a “Mark-to-Market Election”). A US Holder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of its Common Shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss.
You are urged to consult your tax advisors about the PFIC rules, including the advisability, procedure and timing of making a Mark-to-Market Election in connection with your holding of Common Shares.
FOREIGN TAX CREDITS FOR CANADIAN TAXES PAID OR WITHHELD
A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership, conversion or disposition of Common Shares may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” Dividend payments with respect to Common Shares generally will be foreign source for this purpose. Gain on the disposition of Common Shares generally will be US source, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the provisions of the Canada-US Tax Convention. The foreign tax credit rules are very complicated; you should consult your own tax advisors regarding the foreign tax credit rules and the application of the foreign tax credit rules to your particular circumstances.
INFORMATION REPORTING: BACKUP WITHHOLDING TAX
Payments made within the United States, or by a US payor or US middleman, of dividends, constructive distributions, and proceeds arising from certain sales or other taxable dispositions of Common Shares will be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish the US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that the US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that the US Holder has furnished their correct US taxpayer identification number and that the IRS has not notified the US Holder that they are subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded if the US Holder follows the requisite procedures and timely furnishes the required information to the IRS. You should consult you own tax advisors regarding the information reporting and backup withholding tax rules.

Material US and Canadian federal income tax consequences
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The discussion below is a general description of the Canadian federal income tax considerations generally arising from and related to the ownership and disposition of Common Shares acquired upon resale of Common Shares issuable upon conversion of the Notes, exercise of the Warrants as well as Conversion Failure Shares. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares.
The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires Common Shares upon resale of Common Shares issuable upon conversion of the Notes, exercise of the Warrants as well as Conversion Failure Shares and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), is not resident in Canada, holds the Common Shares as capital property, deals with the Company at arm’s length, does not use and is not deemed to use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, at all relevant times, for the purposes of the Canada-US Tax Convention, is resident in the United States, has never been resident in Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not deal with special situations, such as the particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, “authorized foreign banks”, “specified financial institutions” and “financial institutions” as defined in the Tax Act (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.
This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It has been assumed that all Tax Proposals will be enacted substantially as proposed, although no assurance can be given in that respect. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law or the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Holders should consult with their own tax advisor with respect to the Canadian income tax consequences and any other possible federal, provincial, state, local or foreign tax consequences of an investment in the Common Shares based on their particular circumstances.
All amounts relevant in computing the liability of a Holder under the Tax Act are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.
Disposition of Common Shares
A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition of Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under the Canada-US Tax Convention. As long as the Common Shares are listed on a prescribed stock exchange (within the meaning of the Tax Act which currently includes the Toronto Stock Exchange), the Common Shares generally will not constitute taxable Canadian property of a Holder, unless at any time during the 60-month period immediately preceding the disposition, the Holder, persons with whom the Holder did not deal at arm’s length, or the Holder together with all such persons, owned or had options, warrants or other rights to acquire 25% or more of the issued shares of any class or series of shares of the capital stock of the Company. In the case of a Holder to whom Common Shares constitute, or are deemed to constitute, taxable Canadian property, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such Common Shares by virtue of the relieving provisions of the Canada-US Tax Convention unless, at the time of disposition, the value of such Common Shares is derived principally from real property situated in Canada. The Company believes that, at the date of this Offering, the value of the Common Shares is not derived principally from real property situated in Canada.
Taxation of dividends on Common Shares
Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Holder will be subject to a Canadian withholding tax at the rate of 25%. Under the Canada-US Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a Holder would generally be reduced to 15% (or 5% in the case of a corporate Holder owning at least 10% of the voting shares of the Company).

Plan of distribution
The Selling Shareholders are entitled to the benefits of the Registration Rights Agreement, pursuant to which we agreed to file this prospectus as a base shelf prospectus under the Canadian shelf prospectus system and a registration statement including this prospectus with the SEC under the US Securities Act covering resales of Common Shares in Canada and the United States.
All shelf information permitted under securities legislation to be omitted from this base shelf prospectus will be contained in one or more shelf prospectus supplements that will be delivered to Purchasers together with the base shelf prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Common Shares to which the prospectus supplement pertains.
We are registering the Common Shares issuable upon conversion of the Senior Convertible Notes and the Junior Convertible Notes and upon exercise of Warrant held by the Selling Shareholders as well as Conversion Failure Shares to permit the resale of these Common Shares by the Selling Shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the resale by the Selling Shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares. We will, however, receive the proceeds from any exercise of the Warrants.
The Selling Shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
➢	on any Canadian or United States securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
➢	in the over-the-counter market;
➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
➢	through the writing of options, whether such options are listed on an options exchange or otherwise;
➢	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
➢	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
➢	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
➢	an exchange distribution in accordance with the rules of the applicable exchange;
➢	privately negotiated transactions;
➢	short sales;
➢	sales pursuant to Rule 144;
➢	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
➢	a combination of any such methods of sale; and
➢	any other method permitted pursuant to applicable law.
If the Selling Shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

Plan of distribution
The Selling Shareholders may pledge or grant a security interest in some or all of the Senior Convertible Notes, Warrants, or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Canadian securities legislation and the US Securities Act, as amended, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” for the purposes of applicable securities legislation, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under applicable securities legislation. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Shareholder will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Securities Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.
We will pay all expenses of the registration of the Common Shares pursuant to the Registration Rights Agreement, estimated to be CDN$125,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the Selling Shareholders against liabilities, including some liabilities under Canadian securities legislation and the US Securities Act, in accordance with the registration rights agreements, or the Selling Shareholders may be entitled to contribution. The Selling Shareholders have agreed to indemnify us against civil liabilities, including liabilities under Canadian securities legislation and the US Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.
No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution to effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
In connection with any distribution of the Common Shares, other than an “at the market distribution”, the underwriters, if any, may allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
Our Common Shares are listed on the TSX and NASDAQ. The TSX has conditionally approved the listing of 9,694,832 Common Shares in connection with the Notes and the Warrants, being 24.9% of the issued and outstanding Common Shares of Neurochem at April 27, 2007, subject to us fulfilling their requirements by no later than May 11, 2007.
Under the Securities Purchase Agreement and the Registration Rights Agreement, we have agreed to indemnify and hold harmless the Selling Shareholders and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of their personal agents or representatives against certain liabilities on a joint (and not solidary or joint and several) basis.

Corporate information and registered office
Neurochem Inc. was incorporated on June 17, 1993 under the Canada Business Corporations Act. Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this prospectus as our “Affiliates.”
Our drug development facilities, laboratories and registered office are located in Canada, at 275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7. Neurochem (International) Limited has offices in the Parc Scientifique-École Polytechnique Fédérale de Lausanne in Ecublens, Switzerland.

Documents incorporated by reference
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec). Copies of documents incorporated by reference herein and not delivered with this prospectus may be obtained upon request without charge from our Corporate Secretary at 275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7, telephone (450) 680-4500 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Corporate Secretary at the above-mentioned address and telephone number.
The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:
➢	the audited consolidated balance sheets of Neurochem as at December 31, 2006 and 2005 and the audited consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, 2005, and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon, the Notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the years ended December 31, 2006, December 31, 2005 and December 31, 2004;
➢	the unaudited consolidated balance sheets, consolidated statements of operations, shareholders’ equity and cash flows and the Notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the three-month periods ended March 31, 2007 and 2006;
➢	the annual information form of Neurochem dated March 26, 2007 for the year ended December 31, 2006 (the “AIF”);
➢	the management proxy circular of Neurochem dated March 13, 2007; and
➢	the material change report of Neurochem dated May 2, 2007 related to the private placement of Senior Convertible Notes, Junior Convertible Notes and Warrants. See “Our business — Recent developments — Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants”.
Any document of the type referred to in the preceding paragraph along with any management proxy circulars and material change reports (other than any confidential material change reports) filed by Neurochem with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus and before the termination of this Offering, will be deemed to be incorporated by reference in this prospectus.
We are also incorporating by reference into this prospectus and as an exhibit to the registration statement of which this prospectus forms a part the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of our consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon, which was filed with the SEC on Form 40-F/A on March 13, 2007.
In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F or any other form that is filed with or furnished by Neurochem to the SEC after the date of this prospectus and until the Offering is completed, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.
Further, any document filed or furnished by Neurochem with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus and until the Offering is completed will be deemed to be incorporated by reference into this prospectus if, and to the extent, expressly provided therein.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents filed as part of the registration statement
The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under “Documents incorporated by reference”; (ii) powers of attorney from our directors and officers; (iii) the consent of Davies Ward Phillips & Vineberg LLP, our Canadian counsel, dated May 23, 2007; and (iv) the consent of KPMG LLP, dated May 23, 2007.
Where you can find more information
Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Neurochem Inc., at our registered office; 275 Armand-Frappier Boulevard, Laval, Québec, H7V 4A7, telephone (450) 680-4500. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (SEDAR), at www.sedar.com.
We have filed with the SEC under the US Securities Act, as amended, a registration statement on Form F-10 relating to the Common Shares and of which this prospectus is a part. This prospectus does not contain all of the information set forth in such registration statement, as to which reference is made for further information. We are subject to the informational requirements of the Securities Exchange Act, as amended, and in accordance therewith are required to file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such registration statement, reports and other information may be inspected without charge at the Public Reference Section of the SEC at 100 F Street, NE, Washington D.C. 20549. Copies of all or any portion of the registration statement and such reports and other information may be obtained from the public reference room of the SEC, upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may also read and download some of the documents we have filed with the SEC’s EDGAR system at www. sec.gov.
As a “foreign private issuer” under the Securities Exchange Act, we provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports are available within 90 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP. For a description of the material difference between Canadian GAAP and accounting principles generally accepted in the United States as they relate to our financial statements, see the supplemental note entitled a “Reconciliation to United States General Accepted Accounting Principles” in respect of our annual consolidated financial statements incorporated by reference into this prospectus. We are exempt from provisions of the Securities Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.
Enforcement of civil liabilities
We are incorporated under the laws of Canada. Most of our directors and officers are residents of Canada. Most of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based security holders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States securities laws.
Transfer agent and registrar
Computershare Investor Services Inc. is the Canadian transfer agent and registrar for Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for Common Shares.

Legal matters
Certain legal matters in connection with the Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP (Montreal) and Davies Ward Phillips & Vineberg LLP (New York). As of the date of this prospectus, the partners and associates of each of Davies Ward Phillips & Vineberg LLP, and Davies Ward Phillips & Vineberg LLP (New York), respectively, beneficially owned, directly or indirectly, less than 1% of any class of securities of Neurochem or any associated party or affiliate of Neurochem.
Legal proceedings
Other than as specifically disclosed in this prospectus and the documents incorporated by reference, we are not aware of any litigation outstanding, threatened or pending as at the date hereof by or against the Company, which would be material to a purchase of Common Shares or Notes.
Independent chartered accountants
Our auditors are KPMG LLP, located at 600 de Maisonneuve Blvd. West, Suite 1500, Montreal, Québec, Canada H3A 0A3.
Our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006 incorporated by reference herein have been audited by our auditors who are independent chartered accountants.
Exemption from National Instrument 44-102
This prospectus qualifies the resale of up to 21,375,968 Common Shares which represent 55.1% of our issued and outstanding Common Shares, based on 38,779,333 of our Common Shares outstanding on May 8, 2007. We have requested an exemption from Part 9 of National Instrument 44-102 to the extent that Common Shares that may be distributed by the Selling Shareholders may be considered “at the market” securities and may exceed the 10% restriction contained in section 9.1(1) of National Instrument 44-102.
Purchasers’ statutory rights
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification
     Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, in the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Registrant or other entity to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the Registrant as a matter of right if he or she was not judged by the Court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done and fulfilled the conditions set forth above.
     The Registrant may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if he or she does not fulfill the conditions set forth above to qualify for indemnification.
     In accordance with provisions of the Canada Business Corporations Act described above, the by-laws of the Registrant provide that the Registrant shall, unless its board of directors otherwise determines in any particular case, indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another individual who acts or acted at the Registrant’s request as a director or officer or an individual acting in a similar capacity, of another entity, to the maximum extent not prohibited by the Canada Business Corporations Act.
     The Registrant maintains directors’ and officers’ liability insurance that provides coverage for losses as a result of claims against directors and officers of the Registrant and former directors and officers of the Registrant in their capacities as directors or officers of the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

II - 1

EXHIBITS

Exhibit No.	Description

4.1	Annual information form of the Registrant dated March 26, 2007, for the fiscal year ended December 31, 2006 (incorporated by reference to the Registrant’s annual report on Form 40-F/A for the fiscal year ended December 31, 2006 filed with the Commission on March 27, 2007)

4.2	Audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon and the Notes thereto (incorporated by reference to Registrant’s annual report on Form 40F/A for the fiscal year ended December 31, 2006, filed with the Commission on March 13, 2007)

4.3	Management’s discussion and analysis of financial condition and results of operations in respect of the years ended December 31, 2006 and December 31, 2005 (incorporated by reference to the Registrant’s annual report on Form 40-F filed with the Commission on March 2, 2007)

4.4	Management proxy circular of the Registrant dated March 13, 2007 (incorporated by reference to the Registrant’s report on Form 6-K furnished to the SEC on April 11, 2007)

4.5	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the audited consolidated financial statements of the Registrant as at December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006 (incorporated by reference to the Registrant’s annual report on Form 40-F/A filed with the SEC on March 13, 2007)

4.6	Material change report of the Registrant dated May 2, 2007, related to the private placement of Senior Convertible Notes, Junior Convertible Notes and Warrants (incorporated by reference to the Registrant’s report on Form 6-K furnished to the Commission on May 2, 2007)

4.7	Unaudited consolidated balance sheets, consolidated statements of operations, shareholders’ equity and cash flows and the Notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the three-month periods ended March 31, 2007 and 2006 (incorporated by reference to the Registrant’s report on Form 6-K furnished to the Commission on May 8, 2007).

5.1	Consent of KPMG LLP

5.2	Consent of Davies Ward Phillips & Vineberg LLP

6.1	Powers of Attorney (included on the signature page of this registration statement)*

* Previously filed.

II - 2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process
     Concurrently with the initial filing of this Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

III - 1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Laval, Province of Quebec, Country of Canada, on this 23rd day of May, 2007.

NEUROCHEM INC.
By:	/s/ Francesco Bellini
	Name:	Francesco Bellini, Ph.D.
	Title:	Chairman of the Board, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated on this 23rd day of May, 2007.

Name	Title

/s/ Francesco Bellini Francesco Bellini, Ph.D.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Mariano Rodriguez Mariano Rodriguez	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
* Colin Bier, Ph.D.	Director
* Jean-Guy Desjardins	Director
* André Desmarais	Director
* Neil Flanzraich	Director

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* Peter Kruyt	Director
* François Legault	Director
* John Molloy	Director
* Calin Rovinescu	Director
* Graeme K. Rutledge	Director
* Dr. Emil Skamene	Director
* John L. Bernbach	Director

*By:	/s/ Mariano Rodriguez
Mariano Rodriguez
Attorney-in-fact

III - 3

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to this Registration Statement, solely in its capacity as the duly authorized representative of the Registrant, in the United States on May 23, 2007.

/s/ Neil Flanzraich
Name:	Neil Flanzraich
Title:	Director

III - 4

EXHIBIT INDEX

Exhibit No.	Description

4.1	Annual information form of the Registrant dated March 26, 2007, for the fiscal year ended December 31, 2006 (incorporated by reference to the Registrant’s annual report on Form 40-F/A for the fiscal year ended December 31, 2006 filed with the Commission on March 27, 2007)

4.2	Audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon and the Notes thereto (incorporated by reference to Registrant’s annual report on Form 40F/A for the fiscal year ended December 31, 2006, filed with the Commission on March 13, 2007)

4.3	Management’s discussion and analysis of financial condition and results of operations in respect of the years ended December 31, 2006 and December 31, 2005 (incorporated by reference to the Registrant’s annual report on Form 40-F filed with the Commission on March 2, 2007)

4.4	Management proxy circular of the Registrant dated March 13, 2007, (incorporated by reference to the Registrant’s report on Form 6-K furnished to the SEC on April 11, 2007)

4.5	Supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” in respect of the audited consolidated financial statements of the Registrant as at December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006 (incorporated by reference to the Registrant’s annual report on Form 40-F/A filed with the SEC on March 13, 2007)

4.6	Material change report of the Registrant dated May 2, 2007, related to the private placement of Senior Convertible Notes, Junior Convertible Notes and Warrants (incorporated by reference to the Registrant’s report on Form 6-K furnished to the Commission on May 2, 2007)

4.7	Unaudited consolidated balance sheets, consolidated statements of operations, shareholders’ equity and cash flows and the Notes thereto and Management’s discussion and analysis of financial condition and results of operations in respect of the three-month periods ended March 31, 2007 and 2006 (incorporated by reference to the Registrant’s report on Form 6-K furnished to the Commission on May 8, 2007).

5.1	Consent of KPMG LLP

5.2	Consent of Davies Ward Phillips & Vineberg LLP

6.1	Powers of Attorney (included on the signature page of this registration statement)*

* Previously filed.